LKQ Corporation.

120 N. LaSalle St.

Suite 3300

Chicago, IL 60602

April 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Ms. Linda Cvrkel
Branch Chief

	Re:	LKQ Corporation
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 000-50404

Dear Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated April 17, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 which was filed by the registrant on February 29, 2008 with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant.  For convenience, the Staff’s numbered comment is set forth herein in italics, followed by the registrant’s response.

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1. Comment: We note from your response to our prior comment 5 that you do not charge a fee for the review of repair estimates or direct quotation services to insurance adjusters and you do not adjust the price of your parts for customers for whom you perform these services. Please provide us more details about the nature of these services and tell us how you have analyzed your revenue generating activities under EITF 00-21 to determine if the arrangements involve multiple deliverables which contain more than one unit of accounting.

Response: The services we refer to in our MD&A discussion and also in our previous response relate to vehicle repair estimate reviews and parts locating services that we perform for insurance carriers in order to encourage greater usage of lower cost alternative parts that we sell as opposed to new parts made by original equipment manufacturers that are sold by auto dealerships. We identify those parts that are on a damaged vehicle for which an alternative product is available that could be used in the repair process. The insurance carriers are not our direct customers. Our direct customers are primarily collision repair shops who order the parts from us and to whom we deliver the parts, send the invoice and from whom we receive payment. We believe the repair shop’s purchasing decisions however are influenced by the insurance carriers, who ultimately pay the repair shop for the majority of the repair costs. Our reviews of the insurance carrier estimates are independent arrangements with the carriers. If an alternative part is available the insurance carriers will normally only pay the repair shops based on the price for using the alternative parts. The services we provide to the insurance carriers merely assist them in their goal of maximizing the usage of alternative parts to achieve cost savings and help them to encourage the collision repair shops to use more alternative parts. The repair shops are free to purchase alternative parts from any source, whether we review an estimate for a particular repair or not. Therefore, these arrangements with the insurance carriers, which are not directly associated with any revenue transactions, are not within the scope of EITF 00-21.

We refer to the services we provide insurance carriers and to our relationships with insurance carriers in our previously filed 10-K in several places. The following references in the 10-K are provided for your convenience:

Under Item 1. Business

•                  In the Overview on page 3.

•                  In Our Strengths on page 5 under the heading “We provide a National Solution to Insurance Companies and Extended Warranty Providers.”

•                  In Our Strategies on page 6 under the heading “Further Develop Business Relationships.”

•                  In Our Customers on page 11 under the headings “Insurance Companies” and “Repair Shops and Others.”

Under Item 1A. Risk Factors, Risks Related to Our Business

•                  On page 17, under the heading “If our business relationships with insurance companies end, we may lose important sales opportunities.”

Under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                  On page 31 under the heading “Sources of Revenue”

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In responding to the Staff’s comments regarding the review of our Form 10-K for the year ended December 31, 2007 filed on February 29, 2008, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark T. Spears

Mark T. Spears
Executive Vice President and Chief Financial Officer

cc:           Claire Erlanger, Division of Corporation Finance